March 03, 2011
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

Re:	Wacoal Holdings Corp. Form 20-F Annual Report for Fiscal Year Ended March 31, 2010 Filed July 16, 2010 File No. 000-11743
Dear Mr. Reynolds:
        We are in receipt of your letter dated February 23, 2011 commenting on the annual report on Form 20-F of Wacoal Holdings Corp. (the “Company”) for the fiscal year ended March 31, 2010. We are currently in the process of compiling a response to your letter and respectfully request an extension to fully address the Staff’s comments. We expect to respond to you by March 18, 2011.
Very truly yours,

/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning Wacoal Holdings Corp.

cc:	Edwin S. Kim David Link (Securities and Exchange Commission)

Andrew W. Winden Kenji Hosokawa (Morrison & Foerster LLP)